ACT 1940
SECTION 12(d)(1)
RULE
PUBLIC AVAILABILITY 8/4/09

August 4, 2009
Our Ref. No. 2008251626
Dechert LLP

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

In your letter dated August 3, 2009, you request our assurance that we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Sections 12(d)(1)(A)(ii) and (iii) of the Investment Company Act of 1940 (the "1940 Act") against a foreign investment company, as described further below (a "Foreign Fund"), if a Foreign Fund acquires shares of a U.S. investment company registered under the 1940 Act (a "U.S. Fund") in excess of the limitations of Sections 12(d)(1)(A)(ii) and (iii) of the 1940 Act.

FACTS

You state that you represent various investment advisers and sponsors to U.S. Funds. You state that these U.S. Funds have been approached by a number of Foreign Funds seeking to invest in the U.S. Funds in excess of the limits imposed by Sections 12(d)(1)(A)(ii) and (iii). You state that the Foreign Funds are investment companies as defined in Section 3(a)(1)(A) of the 1940 Act. You state that the Foreign Funds are organized outside of the United States. You represent that they will not offer or sell their securities in the United States or to any U.S. Person, as that term is defined in Rule 902(k) under Regulation S under the Securities Act of 1933 (the "1933 Act").[1] You represent that the Foreign Funds' transactions with their shareholders will be consistent with the definition of "offshore transactions" in Regulation S.[2] You represent that the

[1] Rule 902(k) under Regulation S defines "U.S. Person" to include: (i) any natural person resident in the United States; (ii) any partnership or corporation organized or incorporated under the laws of the United States; (iii) any estate of which any executor or administrator is a U.S. person; (iv) any trust of which any trustee is a U.S. person; (v) any agency or branch of a foreign entity located in the United States; (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person; (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and (viii) any partnership or corporation if: (a) organized or incorporated under the laws of any foreign jurisdiction; and (b) formed by a U.S. person principally for the purpose of investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under Regulation D under the 1933 Act) who are not natural persons, estates or trusts.

[2] Rule 902(h) under Regulation S defines "offshore transaction." Under Rule 902(h)(2), offers and sales of securities specifically targeted at identifiable groups of U.S. citizens abroad, such as

Foreign Funds would comply with Section 12(d)(1)(A)(i) and the U.S. Funds would continue to comply with all of the provisions of Section 12(d)(1)(B). You seek relief to permit investments by the Foreign Funds in the U.S. Funds in excess of the limits of Sections 12(d)(1)(A)(ii) and (iii) of the 1940 Act.

ANALYSIS

Section 12(d)(1)(A) of the 1940 Act, in relevant part, generally prohibits an investment company and companies it controls (including unregistered funds) from: (i) acquiring more than three percent of a registered investment company's outstanding voting securities; (ii) investing more than five percent of its total assets in any one acquired registered investment company; or (iii) investing more than ten percent of its total assets in all acquired investment companies.

Similarly, Section 12(d)(1)(B) of the 1940 Act, in relevant part, generally prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling securities to any investment company or companies it controls (including unregistered funds) if the sale will cause: (i) the acquiring investment company, together with companies it controls, to own more than three percent of the acquired registered investment company's outstanding voting securities; or (ii) more than ten percent of the acquired registered investment company's voting securities to be owned by investment companies generally.

You note that Congress enacted Section 12(d)(1) of the 1940 Act to prevent the abuses inherent in the pyramiding of ownership caused by one investment company owning the shares of another.[3] As originally enacted, the proscriptions of Section 12(d)(1) did not apply to an unregistered investment company or foreign investment company's purchase of securities of domestic registered investment companies. You state that Congress amended Section 12(d)(1) in 1970 to limit further the pyramiding of investment companies and to apply new limitations on investments by unregistered investment companies, including unregistered foreign investment companies.[4] You note that the Commission's 1966 report to Congress, analyzing the public policy implications of fund holding companies ("PPI Report"), described the Commission's concerns about the rapid growth and abusive practices of Fund of Funds, Ltd., an unregistered fund operated in Geneva, Switzerland, which was marketed to members of the U.S. military

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members of the U.S. armed forces serving overseas, shall not be deemed to be made in offshore transactions.

[3] See *Investment Trusts and Investment Companies: Hearings Before House Subcomm. of the Comm. on Interstate and Foreign Commerce on H.R. 10065*, 76th Cong., 3d Sess. 112-14 (1940) (statement of David Schenker, Chief Counsel, Investment Trust Study, Commission).

[4] See *Investment Company Amendments of 1970*, H.R. Rep. No. 1382, 91st Cong., 2d Sess., 4111-4206 at 4120. See also Investment Company Amendments Act of 1970, Pub. L. No. 91-547, §7, 84 Stat. 1417 (codified at 15 U.S.C. 80a-12(d)(1)(a)).

stationed overseas and had controlling interests in U.S. registered funds.[5]

You note that the PPI Report described a number of abuses relating to fund holding companies. The abuses included: (1) the pyramiding of voting control in the hands of persons that owned only a nominal stake in the acquired company; (2) the ability of the acquiring company to exercise undue influence over the adviser of the acquired company through the threat of large-scale redemptions and the concomitant loss of advisory fees received by that adviser;[6] (3) the difficulty of investors appraising the true value of their investments due to the complex structures involved; and (4) the layering of sales charges, advisory fees, and administrative costs.

You believe, however, that permitting the Foreign Funds to invest in U.S. Funds beyond the restrictions imposed by Sections 12(d)(1)(A)(ii) and (iii) of the 1940 Act under the facts and representations in your letter does not present the potential for harm that Congress sought to address in its 1970 amendments to Section 12(d)(1). You believe that the first two concerns described above, the improper exercise of voting control and undue influence through the threat of redemptions, involve overreaching of an acquired fund and its shareholders. You argue that these concerns are addressed adequately with respect to the U.S. Funds and their shareholders under your facts by compliance with Sections 12(d)(1)(A)(i) and (B).[7]

You argue that the other concerns described above, duplicative fees and unnecessary complexity, involve harm to an acquiring fund and its shareholders. You assert that the Commission has no significant regulatory interest in protecting the acquiring funds and their shareholders from such abuses in this case. In support of your contention, you represent that the Foreign Funds will not offer or sell their shares in the United States or to U.S. Persons and that the Foreign Funds' transactions with their shareholders will be consistent with the definition of "offshore transactions" in Regulation S.

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[5] See *Public Policy Implications of Investment Company Growth*, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 312-324 (1966) (the "PPI Report").

[6] The PPI Report specifically discussed potential redemption issues for funds which, like the Foreign Funds at issue here, were organized outside of the United States and had shareholders residing outside of the United States. See the PPI Report, id. at p. 318.

[7] Compare Sections 3(c)(1) and 3(c)(7)(D) of the 1940 Act (generally requiring compliance with Sections 12(d)(1)(A)(i) and (B)(i) for funds that rely on the exclusion from the definition of investment company set forth in Sections 3(c)(1) or 3(c)(7) of the 1940 Act with respect to their investments in U.S. registered investment companies).

We agree. Based upon the facts and representations that are set forth in your letter, we would not recommend enforcement action to the Commission against the Foreign Funds under Sections 12(d)(1)(A)(ii) and (iii) of the 1940 Act if the Foreign Funds purchase securities issued by U.S. Funds in excess of the limitations imposed by Sections 12(d)(1)(A)(ii) and (iii). In particular, we rely on your representations that:

- each Foreign Fund will comply with the restrictions of Section 12(d)(1)(A)(i) of the 1940 Act;

- each Foreign Fund will not offer or sell securities in the United States or to any U.S. Person;

- each Foreign Fund's transactions with its shareholders will be consistent with the definition of "offshore transactions" in Regulation S under the 1933 Act; and

- each U.S. Fund will comply with the restrictions of Section 12(d)(1)(B) of the 1940 Act.

Our letter provides our position on enforcement action only, and does not provide any legal conclusions on the issues presented. Because our position is based on all of the facts and representations made in your letter, you should note that any different facts or circumstances might require a different conclusion.

Holly Hunter-Ceci

Holly Hunter-Ceci
Senior Counsel

Dechert LLP

1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

BRENDAN C. FOX

brendan.fox@dechert.com
+1 202 261 3381 Direct
+1 202 261 3081 Fax

August 3, 2009

VIA FEDERAL EXPRESS

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Application of Section 12(d)(1)(A)(ii) and (iii) of the Investment Company Act of 1940 to Investments by Non-U.S. Investment Companies in U.S. Registered Investment Companies

Dear Mr. Scheidt:

We request that you advise us that the staff of the Division of Investment Management (the "Staff") will not recommend that the Securities and Exchange Commission (the "SEC" or "Commission") take enforcement action against any foreign investment company, as further described below (a "Foreign Fund") that is not registered under the Investment Company Act of 1940, as amended (the "1940 Act"); if a Foreign Fund acquires shares of a U.S. investment company registered under the 1940 Act (a "U.S. Fund") in excess of the limitations of Section 12(d)(1)(A)(ii) and (iii) of the 1940 Act. As described in further detail below, we believe that Foreign Funds investing in U.S. Funds in excess of the limitations of Section 12(d)(1)(A)(ii) and (iii) of the 1940 Act do not raise the concerns Congress sought to address in adopting those provisions.

I. BACKGROUND

We represent various investment advisers and sponsors to U.S. Funds who have requested that we seek guidance from the Staff based on the representations contained herein. A number of Foreign Funds have approached our clients seeking to invest in U.S. Funds in excess of the limits imposed by Section 12(d)(1)(A)(ii) and (iii). Such Foreign Funds have investment strategies that include investing in the U.S. securities markets, and they may seek to provide their investors with access to a diversified portfolio of U.S. securities through a single investment vehicle. Foreign Funds may invest in one or more U.S. Funds as a substitute for, or in addition to, investing directly in the U.S. securities markets.

The Foreign Funds are investment companies as defined in Section 3(a)(1)(A) of the 1940 Act. The Foreign Funds are organized outside the United States, and are not permitted to publicly offer their securities in the United States under Section 7(d) of the 1940 Act. The Foreign Funds will therefore not offer or sell their securities in the United States[1] or to any U.S. Persons.[2]

We are requesting the Staff's assurance that it would not recommend that the SEC take action under Section 12(d)(1)(A) if Foreign Funds invest in U.S. Funds in excess of the limitations in Section 12(d)(1)(A)(ii) and (iii) of the 1940 Act. The Foreign Funds would comply with Sections 12(d)(1)(A)(i), and the U.S. Funds would comply with the provisions of Section 12(d)(1)(B). If

1 The Foreign Funds' transactions with their shareholders will be consistent with the definition of "Offshore Transactions" as defined in Regulation S under the Securities Act of 1933, as amended ("1933 Act").

Rule 902(h) of Regulation S of the 1933 Act defines an "Offshore Transaction" as:

> (1) An offer or sale of securities is made in an "offshore transaction" if: (i) The offer is not made to a person in the United States; and (ii) Either: (A) At the time the buy order is originated, the buyer is outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer is outside the United States; or (B) For purposes of: (*1*) Rule 903, the transaction is executed in, on or through a physical trading floor of an established foreign securities exchange that is located outside the United States; or (*2*) Rule 904, the transaction is executed in, on or through the facilities of a designated offshore securities market described in paragraph (b) of this section, and neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States.

2 For purposes of this request, we define "U.S. Person" to include all persons enumerated in Rule 902(k) under Regulation S. As defined in Rule 902(k), the term "U.S. Person" includes, among others, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any estate of which any executor or administrator is a U.S. Person, (iv) any trust of which any trustee is a U.S. Person, (v) any agency or branch of a foreign entity located in the United States, (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person, (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States, and (viii) any foreign partnership or corporation formed by a U.S. Person for the purpose of investing in securities not registered under the Securities Act of 1933, unless organized, incorporated and owned by accredited investors (as defined in Rule 501(a)) who are not natural persons, estates or trusts.

the requested relief is granted, a Foreign Fund would be permitted to acquire shares of a U.S. Fund with an aggregate value in excess of 5% of a Foreign Fund's total assets or in a combination of U.S. Funds with an aggregate value in excess of 10% of the Foreign Fund's total assets, but no Foreign Fund would acquire more than 3% of any U.S. Fund's shares.

II. RELEVANT LAW

Section 12(d)(1) of the 1940 Act places limitations on investments by any investment company (a "fund"), in another fund. Specifically, Section 12(d)(1)(A) of the 1940 Act prohibits a fund (the "acquiring fund") and any companies controlled by such fund from purchasing or otherwise acquiring any security issued by a fund (the "acquired fund") if, immediately after the purchase or acquisition, the acquiring fund and any companies controlled by such fund own in the aggregate: (i) more than 3% of the outstanding voting shares of the acquired fund, (ii) shares issued by the acquired fund having an aggregate value in excess of 5% of the value of the total assets of the acquiring fund, or (iii) shares (other than treasury stock of the acquiring fund) issued by acquired funds having an aggregate value in excess of 10% of the value of the total assets of the acquiring fund.

Section 12(d)(1)(B) of the 1940 Act prohibits a registered opened-end fund from knowingly selling its shares to any acquiring fund and any companies controlled by such fund if, after the sale, (i) more than 3% of the acquired fund's outstanding voting shares would be owned by the acquiring fund or companies controlled by it; or (ii) more than 10% of the acquired fund's outstanding voting shares would be owned by the acquiring fund and other investment companies and companies controlled by them.

The language of Section 12(d)(1) applies to all "investment companies," although as originally enacted, Section 12(d)(1) did not apply to foreign funds. Prior to 1970, Section 12(d)(1) prohibited a registered fund (and any companies it controlled) from purchasing more than 5% of the outstanding shares of any fund that concentrated its investments in a particular industry, or more than 3% of the shares of any other type of fund. Because foreign funds were not registered, there was no limitation on their ability to invest in U.S. registered funds. In 1970, Section 12(d)(1) was amended to tighten certain restrictions on funds of funds, and to extend its restrictions to unregistered funds that invest in registered funds.[3] Section 12(d)(1) was amended specifically to address investments in U.S. funds by offshore funds. There was concern that an offshore fund may, by virtue of a large ownership interest in a U.S. fund, improperly influence

[3] *See* Investment Company Amendments Act of 1970, Pub. L. No. 91-547, §7, 84 Stat. 1417 (codified at 15 U.S.C. 80a-12(d)(1)(a)).

fund management.[4] Consequently, a Foreign Fund is prohibited from investing its assets in shares of a U.S. Fund in excess of the limits imposed by Section 12(d)(1)(A).

III. BASIS FOR NO-ACTION POSITION

The proposed arrangement does not present the potential for harm against U.S. investors that Congress sought to address in Section 12(d)(1). The conduct of a Foreign Fund acquiring shares in a manner that does not comply with Sections 12(d)(1)(A)(ii) and (iii) does not negatively affect U.S. Funds or U.S. shareholders so long as the Foreign Fund does not acquire more than 3% of a single U.S. Fund. Additionally, allowing a U.S. Fund to sell shares to a Foreign Fund in amounts exceeding 5% of the Foreign Fund's total assets does not present any risk to a U.S. Fund or its investors.

Section 12(d)(1) reflects an intent by Congress to address potential harms to a U.S. Fund within a fund of funds structure, whether as an acquiring fund or as an acquired fund. Specifically, Congress sought to address: 1) the acquisition of voting control by an acquiring fund of an acquired fund; 2) the ability of an acquiring fund to unduly influence an acquired fund through the threat of large scale redemptions; 3) unnecessary duplication of costs (such as sales loads, advisory fees, and administrative costs) incurred by the acquiring fund through its investment in an acquired fund; and 4) unnecessary diversification and complexity without any clear benefit to acquiring fund shareholders.[5]

The first two of Congress's concerns, voting control and undue influence, are intended to protect an acquired fund and its shareholders. The 3% limit on the purchase or sale of an acquired fund's shares contained in Sections 12(d)(1)(A)(i) and 12(d)(1)(B)(i) protects an acquired fund from an acquiring fund obtaining voting control or exercising undue influence over the acquired fund. Similarly, Section 12(d)(1)(B)(ii) protects acquired funds by preventing all other investment companies from acquiring more than 10% of the acquired fund's shares.

The other concerns of Congress, duplicative costs and unnecessary complexity, are intended to protect acquiring funds and their shareholders. Thus, Sections 12(d)(1)(A)(ii) and (iii) limit an

4 *See* 17 CFR Parts 239, 270, and 274, Funds of Funds Investments, Release Nos. 33-8713; IC-27399; File No. S7-18-03 (stating that in the case of unregistered investment companies (such as most foreign funds) - the full restrictions of 12(d)(1)(A) and 12(d)(1)(B) apply).

5 *See* Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324, at 312 (1966) (the "PPI Report").

acquiring fund from investing more than 5% of its assets in any one fund, or 10% of its assets in all investment companies.

As proposed, the U.S. and Foreign Funds will comply with the Section 12(d)(1) restriction intended to protect U.S. Funds and their shareholders. The provisions of Section 12(d)(1) from which the Foreign and U.S. Funds are seeking no-action relief are those intended solely to protect the Foreign Funds and their shareholders. Provided that the Foreign Funds do not offer or sell their shares to U.S. Persons (as previously described herein), we believe that the Commission should have no regulatory interest in enforcing those provisions for the protection of foreign shareholders.[6] From the perspective of a U.S. Fund and its shareholders, the percentage of a Foreign Fund's assets invested in the U.S. Fund is of no concern, provided that the Foreign Fund cannot exercise voting control or unduly influence the U.S. Fund.

The legislative history of the 1970 amendment to Section 12(d)(1) suggests that when the amendment was adopted, Congress and the SEC were concerned about the ability of non-U.S. acquiring funds to unduly influence and possibly control the activities of U.S. acquired funds. In the PPI Report, which preceded the 1970 amendments, the SEC discussed the fact that Section 12(d)(1) as it then existed did not prevent unregistered offshore funds from investing in U.S. registered funds. The SEC cited in particular the rapid growth and abusive practices of Fund of Funds, Ltd. ("FOF"), an unregistered fund operated in Geneva, Switzerland, which was marketed to members of the U.S. military stationed overseas and that had controlling interests in several U.S. registered funds.[7]

6 We recognize that over time a Foreign Fund could contain U.S. Persons due to shareholders relocating to the U.S. We believe, and the Staff has previously stated, that a U.S. regulatory interest in a foreign fund does not arise simply because foreign fund shareholders subsequently relocate to the U.S. The Staff has previously granted no-action relief under Section 7(d) of the 1940 Act to a foreign investment company that was concerned about exceeding the statutory limitation of permissible U.S. resident shareholders due to Canadian shareholders relocating to the U.S. (*See Investment Funds Institute of Canada* (pub. avail. March 4, 1996) ("IFIC Letter")) The Staff stated in the IFIC Letter that "[t]he legislative history of the 1940 Act indicates that, despite Section 7(d), Congress anticipated that there would be some 'leakage' of foreign fund securities into the United States. This legislative history appears to support the view that a valid U.S. regulatory interest in a foreign fund would not arise simply because foreign purchasers of securities of a foreign fund subsequently relocate to the United States. Regulatory concern under the Investment Company Act is, in our view, more appropriately triggered by activities undertaken by or on behalf of a foreign investment company, rather than by activities of the company's securityholders that occur outside the influence of the company or its affiliates."

7 *See* PPI Report at 312-24.

The Foreign Funds will not offer or sell their shares to U.S. Persons (as previously described herein). There is no evidence that Congress specifically intended the protections of Sections 12(d)(1)(A)(ii) and (iii) to apply to non-U.S. funds without U.S. Person shareholders. There seemingly would be little interest in regulating conduct by such funds under the U.S. securities laws in the absence of any adverse effects on U.S. Funds. Where conduct outside the United States has no effect inside the United States, the Commission should have no interest in applying the federal securities laws for the protection of foreign investors. The Commission and Staff have recognized this principle in other contexts.[8]

We also believe that non-U.S. Persons invested in the Foreign Funds have no expectation of protection from the U.S. federal securities laws. Non-U.S. Persons would reasonably expect that any investment restriction applicable to the percentage of their fund's assets invested in other investment companies would be governed by the laws of their country of residence, not the United States. If a foreign government or regulator is concerned about the potential duplication of costs and the complexity of fund of funds structures, it is free to adopt its own limit on the Foreign Funds' investments in other investment companies to the extent it deems necessary for the protection of its resident investors. Where Foreign Funds are not offered to U.S. Persons, we believe it would be inappropriate under traditional notions of international comity for the Commission to enforce Sections 12(d)(1)(A)(ii) and (iii) with respect to the Foreign Funds.

We note that the SEC Staff has been willing to grant no-action relief from the provisions of Section 12(d)(1) in certain other circumstances.[9] While these specific instances relate to investments by foreign pension funds in U.S. registered investment companies, we believe they represent the willingness of the Staff to consider no-action relief where the concerns underlying Section 12(d)(1) have been addressed. We believe that the facts and issues outlined in this letter present a similar scenario for which relief is appropriate.

8 For example, the Staff has acknowledged that the Commission would have limited regulatory interest in the activities of a U.S. registered foreign investment adviser with respect to its non-U.S. clients, provided those activities do not have effects in the United States with respect to its U.S. clients. *See* Protecting Investors: A Half Century of Investment Company Regulation, 189, SEC Div. Inv. Mgmt. (May 1992) ("*Protecting Investors*"). Similarly, the Commission has used its broad authority to exempt certain foreign entities from various provisions of the federal securities laws. *See, e.g.*, Section 12(h) of the Securities Exchange Act of 1934 and Rule 12g3-2 thereunder.

9 *See, e.g., Principal Investors Fund, Inc.* (publicly available May 13, 2005), *Frank Russell Investment Co.* (publicly available October 20, 1986) and *Millenia II* (publicly available January 24, 1992).

IV. CONCLUSION

A Foreign Fund will not acquire shares of a U.S. Fund if, as a result of such acquisition, the Foreign Fund would hold in excess of 3% of the outstanding voting shares of such U.S. Fund. In addition, a U.S. Fund will not sell its shares to a Foreign Fund if, as a result of such sale, (i) the Foreign Fund would have acquired more than 3% of the outstanding voting shares of such U.S. Fund, or (ii) the Foreign Fund, together with all other investment companies and any companies controlled by such companies, would have acquired more than 10% of the outstanding voting shares of such U.S. Fund. A Foreign Fund's shares would not be offered in the United States and would not be offered or sold to any U.S. Persons (as previously described herein).

Foreign Funds and U.S. Funds would comply with those provisions of Section 12(d)(1) that are intended to protect U.S. Funds and their investors. Therefore, the proposed arrangement does not present the potential for harm against U.S. investors that Congress sought to address in Section 12(d)(1). The conduct of a Foreign Fund acquiring shares in a manner that does not comply with Sections 12(d)(1)(A)(ii) and (iii) does not negatively affect U.S. Funds or U.S. shareholders so long as the Foreign Fund does not acquire more than 3% of a single U.S. Fund. Under these circumstances, we respectfully request that the Staff not recommend enforcement action against Foreign Funds and grant no-action relief from the application of Sections 12(d)(1)(A)(ii) and (iii) as proposed.

Please call me at (202) 261-3381 or Alison Ryan at (949) 442-6006 if you have any questions or comments regarding this letter.

Very truly yours,

Brendan C. Fox

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